SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                            PRECISION CASTPARTS CORP.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    740189105
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                                 (CUSIP Number)

                                            with a copy to:
Alexander J. Roepers                        Allen B. Levithan
Atlantic Investment Management, Inc.        LOWENSTEIN SANDLER PC
666 Fifth Avenue                            65 Livingston Avenue
New York, New York  10103                   Roseland, New Jersey  07068
(212) 484-5050                              (973) 597-2500

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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 October 2, 2002
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     CUSIP NO. 740189105
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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                Atlantic Investment Management, Inc.
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)              (b)
                -------          ------
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3)   SEC Use Only

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4)   Source of Funds (See Instructions):  AF, OO

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):

                Not Applicable
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6)   Citizenship or Place of Organization:  Delaware

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     Number of                            7)  Sole Voting Power:      3,127,920*
                                        ----------------------------------------
     Shares Beneficially                  8)  Shared Voting Power:            0
                                        ----------------------------------------
     Owned by
     Each Reporting                       9)  Sole Dispositive Power: 3,127,920*
                                        ----------------------------------------
     Person With:                        10)  Shared Dispositive Power:       0
                                        ----------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                 3,127,920*
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12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):

                Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):

                 5.98%*
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14)  Type of Reporting Person (See Instructions):  IA

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*    Includes:  (i) 706,873  shares (1.4%) of the Issuer's common stock,  no par value per share ("Shares"), beneficially owned by AJR International (BVI), Inc., a British Virgin Islands company, (ii) 283,856 Shares (0.5%) beneficially owned by Quest Capital Partners, L.P., a Delaware limited partnership, (iii) 1,060,465 Shares (2.0%) beneficially owned by Cambrian Fund Ltd., a British Virgin Islands company, (iv) 275,448 Shares (0.5%)
     beneficially  owned  by  Cambrian  Partners,  L.P.,  a    Delaware  limited
     partnership, (v) 797,158 Shares (1.5%) held in several Managed Accounts ("Managed Accounts") and (vi) 980 Shares (0.002%) beneficially owned by the Reporting Person's 401k/Profit Sharing Plan (the "Plan"). In addition, the sole shareholder of the Reporting Person, Mr. Alexander J. Roepers, beneficially owns 3,140 Shares (0.006%). The Reporting Person, serving as the investment advisor of the foregoing parties, the Plan and the Managed Accounts, has sole voting and dispositive power over all Shares beneficially owned by such parties and the Plan and held in the Managed Accounts. See Items 2 and 5 for additional details.

Item 1.  Security and Issuer
         -------------------

          This statement relates to the common stock, no par value per share (the "Shares"), of Precision Castparts Corp. (the "Issuer"). The Issuer has principal executive offices located at 4650 S.W. Macadam Avenue, Suite 440, Portland, Oregon 97239-4254.


Item 2.  Identity and Background
         -----------------------

          (a) This statement is filed by Atlantic Investment Management, Inc., a Delaware corporation (the "Reporting Person"), with respect to 3,127,920 Shares over which the Reporting Person has sole dispositive and voting power by reason of serving as the investment advisor to (i) AJR International (BVI) Inc., a British Virgin Islands company ("AJR"), (ii) Quest Capital Partners, L.P., a Delaware limited partnership ("Quest"), (iii) Cambrian Fund Ltd., a British Virgin Islands company ("Cambrian Fund"), (iv) Cambrian Partners, L.P., a Delaware limited partnership ("Cambrian Partners"), (v) several managed accounts (the "Managed Accounts"), (vi) Atlantic Investment Management's 401k/Profit Sharing Plan (the "Plan") and (vii) Alexander J. Roepers, the president and sole shareholder of the Reporting Person. Mr. Roepers also serves as the general partner of Quest and Cambrian Partners.

          (b) The business address of the Reporting Person and Mr. Roepers is 666 Fifth Avenue, 34th Floor, New York, New York 10103.

          (c) The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Accounts, the Plan and Mr. Roepers. The principal occupation of Mr. Roepers is serving as the president and managing officer of the Reporting Person.

          (d) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Roepers is a citizen of The Netherlands.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

          The Shares purchased by the Reporting Person on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners, the Plan and the Managed Accounts were purchased with the investment capital of such entities and accounts. The Shares purchased individually by Mr. Roepers were purchased with the personal funds of Mr. Roepers. The aggregate amount of funds used in making the purchases reported on this Schedule 13D was $32,800,062.


Item 4.  Purpose of Transaction
         ----------------------

          The Reporting Person acquired, on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners, the Plan, the Managed Accounts and Mr. Roepers, and continues to hold the Shares reported herein for investment purposes. The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person's clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

          The Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Quest, Cambrian Fund, Cambrian Partners, the Plan, the Managed Accounts and Mr. Roepers in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

          The Reporting Person will continue its active discussions with the Issuer's management with respect to (i) actions which might be taken by the management of the Issuer to maximize shareholder value of the Issuer and (ii) improving the Issuer's investor relations. In addition, the Reporting Person may hold discussions with other parties who might engage in shareholder value enhancing activities for the benefit of all of the Issuer's shareholders. There can be no assurance that the Reporting Person will take any of the actions described in the previous sentence.

          Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

          (a) Based upon the information contained in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2002, there were issued and outstanding 52,315,031 Shares as of August 9, 2002.

          (b) The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Quest, Cambrian Fund, Cambrian Partners, the Plan and the Managed Accounts, pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts. In addition, the Reporting Person has sole dispositive and voting power over the 3,140 Shares beneficially owned by Mr. Roepers. Accordingly, the Reporting Person is deemed the beneficial owner of 3,127,920 Shares, or 5.98% of the outstanding Shares.

          (c) The following table details the transactions by the Reporting Person, on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners, the Plan and the Managed Accounts, as well as transactions by Mr. Roepers, in the Shares during the past sixty (60) days:



Date                          Quantity                   Price              Type of Transaction



8/13/2002                       50,000                   $23.84              Open Market Purchase

8/27/2002                       30,000                    23.28              Open Market Purchase

8/28/2002                       20,000                    22.95              Open Market Purchase

8/29/2002                       30,000                    22.75              Open Market Purchase

8/30/2002                       80,000                    22.98              Open Market Purchase

9/5/2002                        30,000                    22.38              Open Market Purchase

9/13/2002                       40,000                    23.38              Open Market Purchase

9/17/2002                       50,000                    23.30              Open Market Purchase

9/18/2002                      100,000                    22.35              Open Market Purchase

9/19/2002                       82,500                    22.03              Open Market Purchase

9/20/2002                      100,000                    21.96              Open Market Purchase

9/23/2002                       80,000                    21.74              Open Market Purchase

9/24/2002                       80,000                    21.83              Open Market Purchase

9/25/2002                       61,600                    21.91              Open Market Purchase

9/26/2002                       14,100                    22.08              Open Market Purchase

9/27/2002                      100,000                    22.08              Open Market Purchase

9/30/2002                       30,000                    21.61              Open Market Purchase

10/1/2002                       40,000                    21.32              Open Market Purchase



10/2/2002                       80,000                    21.18              Open Market Purchase

10/3/2002                      164,100                    20.22              Open Market Purchase

10/4/2002                       73,300                    19.19              Open Market Purchase

10/7/2002                       60,000                    19.04              Open Market Purchase

10/8/2002                      100,000                    18.06              Open Market Purchase

10/9/2002                       40,000                    17.17              Open Market Purchase

10/10/2002                      51,140                    17.08              Open Market Purchase


          Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, nor Mr. Roepers has traded Shares during the past sixty (60) days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -----------------------------------------------------------------------

          Not Applicable


Item 7.  Material to be filed as exhibits
         --------------------------------

          Not Applicable

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                  October 10, 2002


                                  ATLANTIC INVESTMENT MANAGEMENT, INC.


                                  By: /s/ Alexander J. Roepers
                                  ----------------------------------------
                                     Alexander J. Roepers, President


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).